                                                FILED PURSUANT TO RULE 424(B)(1)

                                                      REGISTRATION NO. 333-67029
PROSPECTUS

                                7,822,322 SHARES
                          DAL-TILE INTERNATIONAL INC.
                                  COMMON STOCK
                               -----------------

      ARMSTRONG IS OFFERING 7,822,322 SHARES OF COMMON STOCK OF DAL-TILE.

                              -------------------

   DAL-TILE'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE
                                 SYMBOL "DTL."
     ON NOVEMBER 12, 1998, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK
                ON THE NEW YORK STOCK EXCHANGE WAS $9 PER SHARE.

                              -------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                               -----------------

                              PRICE $8 1/2 A SHARE
                              -------------------

                                                                            UNDERWRITING
                                                                           DISCOUNTS AND        PROCEEDS TO
                                                      PRICE TO PUBLIC       COMMISSIONS          ARMSTRONG
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................        $8.50                $.34               $8.16
TOTAL..............................................     $66,489,737          $2,659,589         $63,830,148

                              -------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES OF COMMON STOCK TO PURCHASERS ON NOVEMBER 18, 1998.

                              -------------------

                           MORGAN STANLEY DEAN WITTER

NOVEMBER 13, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     4
Use of Proceeds...........................................................    11
Selling Stockholder.......................................................    11
The Underwriter...........................................................    12
Legal Matters.............................................................    13
Experts...................................................................    13
Where You Can Find More Information.......................................    14

                              -------------------

    You should rely only on the information contained in or incorporated into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    In this prospectus, "Dal-Tile" refers to Dal-Tile International Inc. and the "company," "we," "us" and "our" refer to Dal-Tile and its subsidiaries, including the operations of American Olean Tile Company, Inc., which Dal-Tile acquired on December 29, 1995. Daltile-REGISTERED TRADEMARK-, American Olean-REGISTERED TRADEMARK-, Home Source-Registered Trademark- and Dal-Monte-Registered Trademark- are registered trademarks of the company. In this prospectus "Armstrong" and the "selling stockholder" refers to Armstrong World Industries, Inc. and its subsidiaries.

                              -------------------

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes or incorporates forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions including, among other things, those discussed under "Risk Factors" below and the following:

    - the impact of competitive pressures and changing economic conditions on our business;

    - our dependence on residential and commercial construction activity;

    - our high level of indebtedness;

    - currency fluctuations and other factors relating to our foreign manufacturing operations;

    - the impact of pending reductions in tariffs and custom duties; and

    - environmental laws and other regulations.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in and incorporated into this prospectus might not occur.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION INCORPORATED INTO THIS PROSPECTUS REGARDING OUR COMPANY, THE COMMON STOCK BEING SOLD IN THE OFFERING AND OUR FINANCIAL STATEMENTS AND NOTES THERETO.

    WE USE THE TERMS "FLOOR" AND "WALL" TILE TO IDENTIFY THE MOST COMMON USES FOR A PARTICULAR SIZE OR VARIETY OF TILE; TILE CONSUMERS USE ALL SIZES AND VARIETIES OF THE PRODUCTS IN ALL TYPES OF APPLICATIONS. WHEN WE MAKE STATEMENTS IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE ABOUT OUR MARKET SHARE OR COMPETITIVE POSITION, INVESTORS SHOULD UNDERSTAND THAT THESE STATEMENTS ARE ONLY ESTIMATES AND APPROXIMATIONS, AND ARE INHERENTLY IMPRECISE. REFERENCES TO FISCAL YEAR 1998 REFER TO OUR FISCAL YEAR ENDING JANUARY 1, 1999; REFERENCES TO FISCAL YEAR 1997 REFER TO OUR FISCAL YEAR ENDED JANUARY 2, 1998; AND REFERENCES TO FISCAL YEAR 1996 REFER TO OUR FISCAL YEAR ENDED JANUARY 3, 1997.

    We produce and distribute a broad line of high-quality ceramic wall tile and floor tile products for both residential and commercial applications, marketed primarily under our DALTILE, AMERICAN OLEAN and HOME SOURCE brand names. We believe that we are the largest manufacturer, distributor and marketer of ceramic tile in the United States, and one of the largest in the world.

    We commenced operations in 1947 as the Dallas Ceramic Company and established our first wall tile manufacturing facility and corporate headquarters in Dallas, Texas. On December 29, 1995, we completed the acquisition of American Olean Tile Company, Inc. from Armstrong World Industries, Inc.

    Our principal executive offices are located at 7834 Hawn Freeway, Dallas, Texas 75217. Our telephone number at that address is (214) 398-1411.

                                  THE OFFERING

Common stock offered by              7,822,322 shares
  Armstrong........................

Common stock owned by Armstrong      Armstrong will not own any Dal-Tile shares after the
  after the offering...............  offering.

Shares outstanding after the         53,552,246 shares
  offering.........................

Use of Proceeds....................  We will not receive any of the proceeds of the offering.

Risk Factors.......................  See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in
                                     shares of the common stock.

Dividend Policy....................  We do not currently anticipate paying any cash dividends.

NYSE Symbol........................  DTL

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

SIGNIFICANT INDEBTEDNESS; PRINCIPAL AND INTEREST PAYMENT OBLIGATIONS

    We have a high level of indebtedness and, as a result, have significant obligations to repay principal and to pay interest on our debt. At October 2, 1998, our outstanding debt was approximately $517.6 million, including borrowings under our bank credit facility.

    Our high level of indebtedness has important consequences to our stockholders, such as:

    - we must use a substantial portion of our cash flow from operations to pay our debt service obligations;

    - we are more sensitive to a downturn in general economic conditions and changes in our industry;

    - our ability to respond to market conditions (including our ability to make capital expenditures) or to meet our contractual or financial obligations may be limited;

    - we are subject to restrictive financial and operating covenants that could limit our ability to conduct our business;

    - we may have a higher level of indebtedness than our competitors; and

    - we may be limited in our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes.

    Our credit agreement requires us to make the following principal payments:

    - quarterly amortization payments on the remaining portion of our $275 million Term A Loan starting in the third quarter of fiscal year 1998 through December 31, 2002, at various scheduled amounts (including an aggregate of $12.5 million in fiscal year 1998 and $40 million in fiscal year 1999);

    - quarterly amortization payments on our $125 million Term B Loan through December 31, 2003 (including an aggregate of $1 million in each of fiscal year 1998 and 1999); and

    - repayment of all borrowings under our $250 million revolving credit facility on December 31, 2002.

RESTRICTIONS IN CREDIT AGREEMENT ON OUR OPERATIONS

    Our credit agreement contains significant operating and financial covenants (each of which is more fully described in our credit agreement). The financial covenants include requirements that we maintain agreed levels in the following areas:

    - consolidated net worth;

    - current ratio;

    - consolidated interest coverage;

    - consolidated leverage ratio; and

    - consolidated EBITDA.

    A breach of any of the covenants under our credit agreement could result in an event of default. This would allow our lenders to declare all borrowed amounts, together with accrued interest, to be immediately due and payable.

    During the current fiscal year, certain of these financial covenants began to become increasingly more stringent. Because of these financial covenants and the debt service requirements under our credit agreement, we expect that we will be required to seek to refinance our borrowings or amend the terms of our credit agreement in 1999, or possibly sooner. We are currently in discussions with our lenders regarding amending the financial covenants.

    Our ability to satisfy our debt service obligations, to amend or refinance our borrowings and to raise capital through other means, such as selling assets or raising equity capital, depends on our financial and operating performance. Our financial and operating performance is subject to economic conditions and financial, business and other factors beyond our control.

    If we raise additional funds by issuing equity securities, the percentage ownership of our stockholders at that time would be diluted. Also, new equity securities may have rights senior to those of the common stock. We are uncertain as to whether we will be able to obtain the future borrowing facilities necessary to repay or refinance our current borrowings. We also are not sure that our lenders will agree to any requested modification of the terms of our indebtedness or that our operating results will allow us to comply with our obligations under any new or amended credit agreement. We expect that debt incurred as part of a refinancing would involve higher borrowing costs.

RISKS RELATED TO INTEGRATION OF AMERICAN OLEAN; OPERATING LOSSES AND NEGATIVE
  CASH FLOW

    We have experienced difficulties in the complex task of integrating the American Olean operations, which we purchased in December 1995, with our operations. Delays in bringing the combined companies onto a common, fully integrated management information system affected many aspects of our operations, particularly our logistics systems. As a result, we overproduced some products and underproduced others. Transportation costs increased because we needed to relocate inventory to meet demand. These factors adversely affected customer service, and we lost sales. Accounts receivable and inventory increased significantly, which adversely affected our cash flow in 1996 and 1997.

    The difficulties associated with the integration significantly affected our financial results. For example:

    - sales declined 6.1% in 1997 compared to 1996;

    - operating margins declined to 3.0% in 1997 from 14.8% in 1996, excluding the charges described below, and certain merger integration charges;

    - operating income declined $86.4 million to $20.5 million in 1997 from $106.9 million in 1996, excluding the charges described below, and certain merger integration charges; and

    - we experienced negative free cash flow of $(92.9) million in 1997 and $(60.7) million in 1996.

    We recorded charges of $24.7 million during the second quarter of 1997 and $65.4 million during the third quarter of 1997. These charges were principally non-cash charges for the write-down of obsolete and slow moving inventories, uncollectible trade accounts receivable, and other non-productive assets, and costs for restructuring of manufacturing, store operations and corporate administrative functions.

    We believe that we have taken adequate charges for the costs associated with the integration efforts, but we cannot be certain that we will not incur charges for similar matters in the future. In addition, although we have taken a number of actions to resolve the difficulties associated with completing the integration, we are not certain that we have taken or will be able to take all necessary steps, or that we will maintain profitability and positive cash flow in the future.

    We have substantially completed the conversion of our management information systems, primarily onto the platform used by American Olean. While our current information systems platform has allowed us to operate during the integration, we expect that we will need to make additional systems investments to improve the performance of our supply chain. Further, as we grow and our customer service requirements increase in the future, we expect that we will need to make additional investments in our information systems. In the second quarter of 1999, we expect to shift from computer services currently provided by Armstrong to those provided by a third party. Although we believe we have adequately prepared for this conversion, it is possible that material disruptions to our operations could occur.

    The continued success of the integration could be affected by a number of factors beyond our control, including:

    - general economic conditions;

    - increased operating costs;

    - potential loss of sales arising from our cost savings initiatives or otherwise;

    - the response of competitors or customers; and

    - further delays or difficulties in implementation.

CYCLICAL BUSINESS

    The U.S. ceramic tile industry is highly dependent on residential and commercial construction activity--new construction as well as remodeling. This construction activity is cyclical in nature and is significantly affected by changes in general and local economic conditions. These conditions include:

    - interest rates;

    - housing demand;

    - employment levels;

    - financing availability;

    - commercial rental vacancy rates; and

    - consumer confidence.

    A prolonged decline in residential or commercial construction activities could result in a significant decrease in our operating performance.

COMPETITIVE INDUSTRY

    We sell our products in a highly competitive marketplace. In the floor and wall covering businesses, we compete with vendors of carpet, resilient flooring, wood flooring, laminates, stone, wallpaper, paint and other products. We also face extensive competition from domestic and foreign manufacturers and independent distributors of ceramic tile. Although we believe that we are the largest manufacturer, distributor and marketer of ceramic tile in the United States, some of our U.S. competitors are subsidiaries of publicly held companies that may have greater resources and access to capital than we do. In addition, some of our foreign competitors may be larger and have greater resources and access to capital than we do. In 1997, approximately 60% of U.S. ceramic tile sales (by unit volume) consisted of imports, including the approximately 7% of all ceramic tile sold in the United States that we manufactured in Mexico. In recent years, imports have accounted for an increasing proportion of U.S. ceramic tile sales. Consequently, changes in exchange rates or global economic conditions could affect our position with respect to our foreign competitors.

MANAGEMENT TRANSITION

    We are experiencing a period of management transition that has placed, and may continue to place, a significant strain on our organizational resources and personnel. We hired Jacques R. Sardas as Chief Executive Officer in July 1997 and he has assembled a new senior management team. Our ability to manage the integration of Dal-Tile and American Olean operations and future business initiatives successfully will require our new management personnel to work together effectively and will require us to improve our operational, management and financial systems and controls. If our management is unable to manage this transition effectively, our business, competitive position, and financial results will be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

    We rely on our key management personnel. In particular, we depend on the continued employment of Jacques R. Sardas, our Chairman, President and Chief Executive Officer. We have entered into an employment agreement with Mr. Sardas which extends through December 31, 2001. Our future success will also depend on our ability to attract and retain highly skilled personnel in various areas, including technical, marketing, sales and management. If we do not succeed in retaining and motivating our current employees and attracting new employees we need, our business could suffer significantly.

IMPACT OF MEXICAN OPERATIONS; CURRENCY FLUCTUATIONS

    Forty-three percent of our manufacturing capacity is owned and operated by our Mexican subsidiaries (exclusive of manufacturing capacity available from our Mexican joint venture). Accordingly, an event that has a material adverse impact on our Mexican operations may have a material adverse impact on our operations as a whole. The marketing, manufacturing and regulatory environments in Mexico differ somewhat from those in the United States.

    Our Mexican facility primarily provides ceramic tile to our U.S. operations and in addition sells ceramic tile in Mexico. In fiscal year 1997 and through the third quarter of 1998, sales in Mexico represented approximately 3% of our consolidated net sales. Our sales in Mexico are denominated in pesos and primarily all of our Mexican facility's cost of sales and operating expenses are denominated in pesos. In fiscal year 1997 and through the third quarter of 1998, peso-denominated cost of sales and operating expenses represented approximately 7% of our consolidated cost of sales and operating expenses.

    Exposure to exchange rate changes is favorable to operating results when the peso devalues against the U.S. dollar, since our costs relating to our Mexican operations are primarily denominated in pesos and our revenues relating to our Mexican operations are primarily denominated in dollars. As the peso appreciates against the U.S. dollar, the effect is unfavorable to operating results. In addition to exchange rate changes affecting operating results, we recognize foreign currency transaction gains or losses in other income and expense. We recorded a foreign currency transaction gain of approximately $0.6 million in fiscal 1997 and approximately $1.2 million through the third quarter of 1998. In addition, the translation of foreign assets and liabilities into dollars may result in non-cash increases or reductions to stockholders' equity. We have not historically entered into peso currency forward contracts.

    The Mexican peso has been subject to large devaluations in the past, and may be subject to significant fluctuations in the future. The peso devalued 2.65% during 1997 and approximately 28% through the third quarter of 1998. These devaluations resulted in a reduction of stockholders' equity of approximately $1.4 million in 1997 and $12.6 million through the third quarter of 1998 as a result of translating peso-denominated assets and liabilities into dollars. Any future devaluation of the peso against the dollar will result in a reduction of stockholders' equity.

    Over the last few years, the Mexican government has begun a program of reform to modify its role in the Mexican economy. Nevertheless, the Mexican government continues to exercise significant influence over many aspects of the Mexican economy. Accordingly, Mexican government actions concerning the economy could have significant effects on private companies, including us. Future Mexican governmental actions or future developments in the Mexican economy, including a slowdown of the Mexican economy or the development of any social unrest, may impair our operations or financial condition or adversely affect the market price of our common stock.

TARIFFS AND CUSTOMS DUTIES

    The United States is a party to the General Agreement on Tariffs and Trade. Under GATT, the United States currently imposes import duties on ceramic tile imported from non-North American countries at approximately 15%, to be reduced steadily to 8 1/2% by 2004. Accordingly, GATT may stimulate competition from non-North American manufacturers who export ceramic tile to the United States. We are uncertain what effect GATT may have on our operations.

    In 1993, Mexico, the United States and Canada approved the North American Free Trade Agreement. NAFTA will remove most normal customs duties imposed on goods traded among the three countries. Although NAFTA lowers the tariffs imposed on our ceramic tile manufactured in Mexico and sold in the United States, it also may stimulate competition in the United States and Canada from manufacturers located in Mexico. The United States currently imposes import duties on ceramic tile from Mexico of approximately 13%, although these duties on imports from Mexico are being phased out steadily under NAFTA through 2008. We are uncertain what effect NAFTA may have on our operations.

CONTROL BY CERTAIN STOCKHOLDERS

    Currently and following the offering, DTI Investors LLC, which is controlled by AEA Investors Inc., will own approximately 53.4% of our outstanding common stock. Accordingly, AEA Investors has sufficient voting power to decide the results of matters submitted to a vote of stockholders. Furthermore, this control could preclude a non-negotiated takeover attempt and, consequently, adversely affect the price of our common stock.

REGULATIONS AND ENVIRONMENTAL CONSIDERATIONS

    Our operations are subject to various U.S. and Mexican environmental laws, including laws addressing materials used in our products. In addition, certain of our operations are subject to U.S. and Mexican environmental laws that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Although we believe that we have made sufficient capital expenditures to maintain compliance with existing laws, we may need to increase our spending as compliance standards and technology change. If changes in law require unforeseen significant expenditures, our business and financial condition may be adversely affected.

    We have been, and presently are, the subject of administrative proceedings, litigation and investigations relating to environmental and related matters. We do not believe that such proceedings, litigation and investigations will have a material impact on our operations. This belief is based on a number of factors, including certain indemnification rights we enjoy. However, it is possible that we will become involved in future litigation or other proceedings. If we were found to be responsible or liable in any litigation or proceeding, it is possible that such costs will be material, or that payment under our indemnification rights will not be available or sufficient.

LIMITED TRADING MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Our common stock is traded on the New York Stock Exchange. The average daily trading volume for the common stock as reported by the NYSE for the third quarter of 1998 was approximately 107,000 shares. Despite the increase in the number of shares of common stock to be publicly held as a result of the offering, we are uncertain as to whether a more active trading market in the common stock will develop. The price of our common stock may vary significantly as a result of many factors, including:

    - our results of operations;

    - analyst estimates; and

    - general market conditions.

    In addition, the securities markets sometimes experience significant price and volume fluctuations. These fluctuations are often unrelated or disproportionate to the operating performance of particular companies. Following the offering, sales or the expectation of sales of substantial amounts of common stock in the public market by us or our stockholders could adversely affect the prevailing market prices for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

    The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

    We have 53,552,246 shares of common stock outstanding. All of these shares are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by affiliates, including 28,604,811 shares held by DTI Investors LLC. In connection with the offering, we, our directors and executive officers, and DTI Investors LLC have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, each will not sell any shares of common stock. These restrictions only apply until the later of (i) January 1, 1999 or (ii) 45 days after the date of this prospectus, and do not apply to shares issued under our option plan. See "The Underwriter."

    In addition, as of October 15, 1998, there were 10,586,425 shares of common stock reserved for issuance pursuant to our stock option plans and options for the purchase of 9,215,356 shares of common stock were outstanding. These shares will be available for sale in the public market from time to time upon registration or pursuant to available exemptions from registration.

IMPORTANCE OF RELATIONSHIP WITH HOME DEPOT

    Approximately 10% of our revenues in the first three quarters of fiscal 1998 consisted of sales to Home Depot. We believe that our relationship with Home Depot is good, but we cannot be certain that we will be able to maintain this relationship. The loss of Home Depot as a customer or a significant reduction in sales to Home Depot could cause our business to suffer significantly.

IMPACT OF YEAR 2000

    Some of our computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    We continue to modify and replace portions of our software and hardware so that our computer systems will function properly with respect to dates in the year 2000 and thereafter. Our total Year 2000 costs are estimated at approximately $6.0 million and will be recorded as expenses as they are incurred. To date, we have incurred expenses totaling $2.8 million and have completed our Year 2000 assessment. In addition, we have developed a Year 2000 modification plan and completed a significant portion of the activities called for in the plan.

    The project is estimated to be completed no later than the end of the second quarter of 1999, which is prior to any anticipated impact on our operating systems. We believe that, with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for our computer systems. However, if we do not make the necessary modifications and conversions or do not complete them on time, the Year 2000 issue could have a material impact on our operations.

    The cost of the project and the date by which we believe we will complete the Year 2000 modifications are based on our best estimates, which were derived utilizing a number of assumptions about future events, such as:

    - the availability and cost of personnel trained in this area;

    - the ability to locate and correct all relevant computer codes;

    - the performance of key software and hardware vendors; and

    - other similar uncertainties.

    However, we are not sure that our estimates will be achieved and our actual results could differ materially from those we anticipate.

    In addition, our operations and financial condition could also suffer significantly if the Year 2000 issue significantly disrupts the operations of our major customers or suppliers.

ANTITAKEOVER PROVISIONS

    Our certificate of incorporation and bylaws contain certain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our stockholders. These provisions include advance notice procedures for stockholders to nominate candidates for election as members of our board of directors and for stockholders to submit proposals for consideration at stockholders' meetings. Our ability to issue preferred stock, in one or more classes or series, with such powers and rights as may be determined by our board of directors, also could make such an acquisition more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where such removal would be favorable to the interests of our stockholders.

    We are subject to Section 203 of the Delaware General Corporation Law which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). This provision of Delaware law also may have the effect of deterring certain potential acquisitions of us.

NO DIVIDEND PAYMENTS ARE EXPECTED

    We do not currently anticipate paying any cash dividends. In addition, our ability to pay dividends on our common stock is restricted under the terms of our credit agreement.

                                USE OF PROCEEDS

    We will not receive any proceeds from the offering.

                              SELLING STOCKHOLDER

    The following table sets forth certain information regarding the beneficial ownership of common stock that Armstrong is offering to sell immediately prior to the offering and as adjusted to reflect the sale of the shares of common stock.

                                                           SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                                  OWNED                              OWNED
                                                          PRIOR TO THE OFFERING               AFTER THE OFFERING
                                                          ---------------------    SHARES    ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                      NUMBER(1)    PERCENT    OFFERED      NUMBER     PERCENT
--------------------------------------------------------  ----------  ---------  ----------  ----------  ---------
Armstrong Enterprises, Inc.(1)..........................   7,822,322      14.6%   7,822,322      --         --
  Liberty and Charlotte Streets
  P.O. Box 3001
  Lancaster, PA 17604

Armstrong World Industries, Inc.(1).....................   7,822,322      14.6%   7,822,322      --         --
  Liberty and Charlotte Streets
  P.O. Box 3001
  Lancaster, PA 17604

---------

  (1) Based on information supplied to us by Armstrong Enterprises, Inc., which is a wholly owned subsidiary of Armstrong World Industries, Inc.

OUR RELATIONSHIP WITH ARMSTRONG WORLD INDUSTRIES; SHAREHOLDERS AGREEMENT

    On December 29, 1995, Armstrong World Industries acquired 37% of Dal-Tile's outstanding capital stock in connection with our acquisition of American Olean. At that time, we also entered into a shareholders agreement and agreements with Armstrong relating to our use of certain trademarks Armstrong owned, and Armstrong's supply to us of certain transition services, raw materials produced at a mine operated by Armstrong and computer services. The agreements relating to trademarks, transition services and raw materials are no longer in effect and the agreement relating to computer services (for which we pay Armstrong approximately $7 million per year) will expire on May 31, 1999.

    In June of 1998, Armstrong sold 10,350,000 shares of our common stock in a public offering.

    Pursuant to the shareholders agreement, as currently in effect, Armstrong has the right to appoint one member of Dal-Tile's Board of Directors, although Armstrong has not done so. The shareholders agreement also provides for registration rights under certain circumstances under the Securities Act. The shareholders agreement will terminate upon the completion of the offering.

                                THE UNDERWRITER

    Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof (the "underwriting agreement"), Morgan Stanley & Co. Incorporated ("Morgan Stanley") as the underwriter has agreed to purchase, and Armstrong has agreed to sell to the underwriter, 7,822,322 shares of common stock.

    Morgan Stanley is offering the shares of common stock subject to its acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of common stock offered hereby is subject to the approval of certain legal matters by its counsel and to certain other conditions. Morgan Stanley is obligated to take and pay for all of the shares of common stock offered hereby if any are taken.

    Morgan Stanley initially proposes to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.17 a share under the public offering price. After the initial offering of the shares of common stock, Morgan Stanley may vary the offering price and other selling terms from time to time.

    Dal-Tile will pay the expenses of the offering, expected to be approximately $172,500, other than underwriting discounts and commissions. Armstrong will receive all proceeds of the offering and will pay the underwriting discounts and commissions shown on the cover of the prospectus.

    Each of Dal-Tile, Dal-Tile's directors and executive officers (for so long as they remain in such capacities) and DTI Investors LLC has agreed that, without the prior written consent of Morgan Stanley, it will not, until the later of (i) January 1, 1999 or (ii) 45 days after the date of this prospectus
(1) offer, pledge, loan, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any securities are then owned by such person or are thereafter acquired directly from Dal-Tile), (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of the common stock, whether any such transaction described in clause (1) or (2) of this paragraph is to be settled by delivery of common stock or such other securities, in cash or otherwise, (3) in the case of DTI Investors LLC, make any demand for, or exercise any right with respect to, registration of any shares of common stock or (4) in the case of Dal-Tile, file a registration statement with the SEC for an offering of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than a registration statement or Form S-8 or an equivalent form), other than, with respect to clauses (1), (2), (3) and
(4) above, (i) the offer and sale of the shares of common stock made in connecting with this offering and (ii) options to purchase common stock, or shares of common stock issued or issuable under our existing stock option and stock purchase plans.

    In order to facilitate the offering of the common stock, Morgan Stanley may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, Morgan Stanley may over-allot in connection with the offering, creating a short position in the common stock for its own account. In addition, to cover over-allotments or to stabilize the price of the common stock, Morgan Stanley may bid for, and purchase, shares of common stock in the open market. Finally, Morgan Stanley may reclaim selling concessions allowed to a dealer for distributing the common stock in the offering, if Morgan Stanley repurchases previously distributed common stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. Morgan Stanley is not required to engage in these activities, and may end any of these activities at any time.

    Dal-Tile, Armstrong and Morgan Stanley have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    From time to time, Morgan Stanley has provided, and may continue to provide, investment banking services to Dal-Tile and Armstrong.

    More than 10% of the net proceeds of the offering may be paid to affiliates of Morgan Stanley. Accordingly, the offering is being made pursuant to the provisions of section (c)(8) of Rule 2710 of the NASD Conduct Rules.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, for Morgan Stanley by Davis Polk & Wardwell, New York, New York, and for the selling stockholder by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania.

                                    EXPERTS

    The Consolidated Financial Statements and consolidated financial statement schedule of Dal-Tile at January 2, 1998 and January 3, 1997 and for each of the three years in the period ended January 2, 1998, are included in Dal-Tile's annual report on Form 10-K and Form 10-K/A and are hereby incorporated by reference and have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, N.Y. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning us can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

    - Annual Report on Form 10-K and Form 10-K/A for the year ended January 2, 1998;

    - Quarterly Reports on Form 10-Q for the quarters ended April 3, 1998, July 3, 1998 and October 2, 1998;

    - The Proxy Statement dated April 3, 1998 relating to the 1998 Annual Meeting of Stockholders held April 30, 1998; and

    - The description of the common stock contained in our registration statement on Form 8-A, dated July 16, 1996 (File No. 1-11939).

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Mark A. Solls

    Vice President,

    General Counsel and Secretary

    Dal-Tile International Inc.

    7834 Hawn Freeway
    Dallas, Texas 75217

    (214) 398-1411